EX 99.8(OOO)

AMERICAN FUNDS RULE 22c-2 AGREEMENT

This Agreement is entered into as of the 13th day of December 2013 by and between  American Funds Service Company (“AFS”), transfer agent for the American Funds Insurance Series (the “Funds”) and Integrity Life Insurance Company (“Insurance Company”), a life insurance company organized under the laws of the State of Ohio.

WHEREAS, the financial intermediary that has executed this American Funds Rule  22c-2 Agreement (“Intermediary”) submits trades on behalf of indirect intermediaries that maintain on the books of AFS one or more omnibus accounts that hold shares of the Funds on behalf of its customers that are invested in the Funds and for which the indirect intermediary maintains individual accounts;

WHEREAS, pursuant to Rule 22c-2 under the Investment Company Act of 1940, the Funds are required to enter into an agreement with Intermediary under which Intermediary is required to provide the Funds, upon request, with certain shareholder and account information and to prohibit transactions, as requested, that violate each Fund’s prospectus;

NOW, THEREFORE, in consideration of the premises and mutual covenants hereinafter contained, the parties hereby agree as follows:

(1)         Shareholder Information

(a)         Agreement to Provide Information.  Intermediary agrees to provide AFS, upon written request, (1) the taxpayer identification number (“TIN”), if known, of any or all Shareholder(s) of the account, (2) the amount and date of any transaction in the account, (3) the name or other identifier of any investment professional(s) associated with the Shareholder(s) or account (if known), and (4) the transaction type (purchase, redemption, transfer, or exchange) of every purchase, redemption, transfer, or exchange of Fund Shares held through an account maintained by the Intermediary during the period covered by the request.  Unless otherwise specifically requested by AFS, the Intermediary shall only be required to provide information relating to Shareholder-Initiated Transfer Purchases or Shareholder-Initiated Transfer Redemptions.

(i)                                     Period Covered by Request.  Requests must set forth a specific period, not to exceed 90 days from the date of the request, for which transaction information is sought. AFS may request transaction information older than 90 days from the date of the request as it deems necessary to investigate compliance with policies established by the Funds for the purpose of eliminating or reducing any dilution of the value of the outstanding Shares issued by the Funds.

(ii)                                  Form and Timing of Response.  Intermediary agrees to transmit the requested information that is on its books and records to AFS or its designee promptly, but in any event not later than 10 business days after receipt of a request. If the requested information is not on the Intermediary’s books and records, Intermediary agrees to: (A) provide or arrange to provide to AFS the requested information from shareholders who hold an account with an indirect intermediary; and (B) if directed by AFS, block further purchases of Fund Shares from such indirect intermediary. Responses required by this paragraph must be communicated in writing and in a format mutually agreed upon by the parties. To the extent practicable, the format for any transaction information provided to AFS should be consistent with the NSCC Standardized Data Reporting Format.

(iii)                               Limitations on Use of Information.  AFS agrees not to use the information received for marketing or any other similar purpose without the prior written consent of the Intermediary.

(b)         Agreement to Restrict Trading.  Intermediary agrees to execute written instructions from AFS to restrict or prohibit further purchases or exchanges of Shares by a Shareholder that has been identified by AFS as having engaged in transactions of the Funds’ Shares (directly or indirectly through the Intermediary’s account) that violate policies established by the Funds for the purpose of eliminating or reducing any dilution of the value of the outstanding Shares issued by the Funds.

(i)                                     Form of Instructions.  Instructions must include TIN, if known, and the specific restriction(s) to be executed. If the TIN is not known, the instructions must include an equivalent identifying number of the Shareholder(s) or account(s) or other agreed upon information to which the instruction relates.

(ii)                                  Timing of Response.  Intermediary agrees to execute instructions as soon as reasonably practicable, but not later than five business days after receipt of the instructions by the Intermediary.

(iii)                               Confirmation by Intermediary.  Intermediary must provide written confirmation to AFS that instructions have been executed.  Intermediary agrees to provide confirmation as soon as reasonably practicable, but not later than 10 business days after the instructions have been executed.

(c)          Definitions.  For purposes of this paragraph:

(i)                                     The term “provide or arrange to provide” means if the record keeping is not done on the books of Intermediary, you will provide AFS with the name of the individual or entity performing the record keeping or assist AFS in working with the client to obtain the information through another means.

(ii)                                  The term “Fund” includes the fund’s principal underwriter and transfer agent. The term does not include any “excepted funds” as defined in SEC Rule 22c-2(b) under the Investment Company Act of 1940.(1)

(iii)                               The term “Shares” means the interests of Shareholders corresponding to the redeemable securities of record issued by the Funds under the Investment Company Act of 1940 that are held by the Intermediary.  “Shares” also refers to unit ownership within a variable annuity or variable life insurance contract issued by a financial intermediary and for which one or more of the Funds serve as underlying investments.

(iv)                              The term “Shareholder” means (A) the Plan participant notwithstanding that the Plan may be deemed to be the beneficial owner of Shares, or (B) the beneficial owner of Shares, whether the Shares are held directly or by the Intermediary in nominee name, or (C) the owner of a variable annuity or variable life insurance contract issued by a financial intermediary and for which one or more of the Funds serve as underlying investments.

(v)                                 The term “Shareholder-Initiated Transfer Purchase” means a transaction that is initiated or directed by a Shareholder that results in a transfer of assets within a Contract to a Fund, but does not include transactions that are executed: (i) automatically pursuant to a contractual or systematic program or enrollment such as transfer of assets within a Contract to a Fund as a result of “dollar cost averaging” programs, insurance company approved asset allocation programs, or automatic rebalancing programs; (ii) pursuant to a Contract death benefit (iii) one-time step-up in Contract value pursuant to a Contract death benefit; (iv) allocation of assets to a Fund through a Contract as a result of payments such as loan repayments, scheduled contributions, retirement plan salary reduction contributions, or planned premium payments to the Contract; or (v) pre-arranged transfers at the conclusion of a required free look period.

(vi)                              The term “Shareholder-Initiated Transfer Redemption” means a transaction that is initiated or directed by a Shareholder that results

(1)  As defined in SEC Rule 22c-2(b), the term “excepted fund” means any: (1) money market fund; (2) fund that issues securities that are listed on a national exchange; and (3) fund that affirmatively permits short-term trading of its securities, if its prospectus clearly and prominently discloses that the fund permits short-term trading of its securities and that such trading may result in additional costs for the fund.

in a transfer of assets within a Contract out of a Fund, but does not include transactions that are executed: (i) automatically pursuant to a contractual or systematic program or enrollments such as transfers of assets within a Contract out of a Fund as a result of annuity payouts, loans, systematic withdrawal programs, insurance company approved asset allocation programs and automatic rebalancing programs; (ii) as a result of any deduction of charges or fees under a Contract; (iii) within a Contract out of a Fund as a result of scheduled withdrawals or surrenders from a Contract; or (iv) as a result of payment of a death benefit from a Contract

(vii)                           The term “written” includes electronic writings and facsimile transmissions.

(viii)                        The term “indirect intermediary” has the same meaning as in SEC Rule 22c-2 under the Investment Company Act.

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date below.

AMERICAN FUNDS SERVICE		INTEGRITY LIFE INSURANCE
COMPANY		COMPANY

By:	/s/ Michael Krupa	By:	/s/ Jill T. McGruder
	Michael Krupa	Jill T. McGruder
	Vice President	President and CEO

		By:	/s/ Kevin L. Howard
Kevin L. Howard
Senior Vice President and General Counsel